SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Interim Financial Statements for the Quarter and Nine-month Period Ended September 30, 2004 and Independent Accountants’ Review Report” dated on December 20, 2004.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Interim Financial Statements for the Quarter and Nine-month Period Ended September 30, 2004 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A.—TELESP

São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Telecomunicações de São Paulo S.A. - TELESP and subsidiaries (Company and consolidated), consisting of the balance sheets as of September 30, 2004, the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, and the Company and consolidated statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, and issued unqualified review reports thereon, dated July 26, 2004 and October 24, 2003, respectively.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2004

DELOITTE TOUCHE TOHMATSU	Maurício Pires de Andrade Resende
Auditores Independentes	Accountant
CRC nº 2 SP 011609/O-8	CRC nº 1 MG 049699/O-2 “T” SP

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
ASSETS

CURRENT ASSETS	4,160,182	4,401,094	4,167,937	4,426,383

Cash and cash equivalents	363,042	644,789	378,911	673,730
Trade accounts receivable, net	2,631,983	2,595,336	2,635,618	2,605,874
Deferred and recoverable taxes	830,870	805,263	848,738	826,612
Loans receivable	29,343	31,268	—	—
Other recoverable amounts	65,387	63,075	70,768	65,442
Inventories	100,114	104,552	101,551	106,025
Other	139,443	156,811	132,351	148,700

NONCURRENT ASSETS	705,084	751,053	803,989	858,679

Deferred and recoverable taxes	337,108	360,580	359,331	381,831
Judicial deposits	320,473	305,074	320,947	305,710
Receivables from related parties	13,440	51,212	11,173	49,223
Other	34,063	34,187	112,538	121,915

PERMANENT ASSETS	13,837,139	14,209,366	13,774,576	14,134,515

Investments	326,895	346,121	163,559	168,199
Property, plant and equipment, net	13,384,249	13,724,635	13,469,237	13,811,357
Deferred charges	125,995	138,610	141,780	154,959

TOTAL ASSETS	18,702,405	19,361,513	18,746,502	19,419,577

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES	4,252,100	5,240,180	4,270,590	5,267,124

Loans and financing	1,142,936	2,361,486	1,142,936	2,361,486
Accounts payable and accrued expenses	1,001,269	985,967	1,014,253	1,001,325
Taxes payable	993,753	809,477	1,003,292	815,437
Profit participation payable	438,123	441,444	438,123	441,444
Reserve for contingencies	34,381	33,957	34,447	34,035
Payables to related parties	34,319	28,143	33,683	27,558
Payroll and related charges	144,935	129,474	147,020	131,244
Consignments for third parties	172,148	170,731	162,409	171,322
Unrealized losses on derivatives	205,900	187,988	205,900	187,988
Other	84,336	91,513	88,527	95,285

LONG-TERM LIABILITIES	1,613,146	1,822,800	1,621,283	1,836,450

Loans and financing	719,758	892,189	719,758	892,189
Taxes payable	26,961	28,037	26,961	28,037
Reserve for contingencies	757,168	737,097	757,301	737,167
Payables to related parties	17,602	56,859	17,597	56,862
Other	91,657	108,618	99,666	122,195

DEFERRED INCOME	—	—	17,470	17,470

SHAREHOLDERS’ EQUITY	12,835,545	12,296,919	12,835,545	12,296,919

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,744,868	2,744,522	2,744,868	2,744,522
Income reserves	550,498	550,498	550,498	550,498
Retained earnings	3,562,105	3,023,825	3,562,105	3,023,825

FUNDS FOR CAPITALIZATION	1,614	1,614	1,614	1,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,702,405	19,361,513	18,746,502	19,419,577

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
GROSS OPERATING REVENUE	4,681,230	4,326,510	4,708,600	4,346,054

Telecommunication services/sales revenue	4,681,230	4,326,510	4,708,600	4,346,054
Revenue deductions	(1,274,790)	(1,191,333)	(1,283,606)	(1,192,970)

OPERATING REVENUE, NET	3,406,440	3,135,177	3,424,994	3,153,084
Cost of services provided and of sales	(1,878,862)	(1,744,932)	(1,897,628)	(1,750,906)

GROSS PROFIT	1,527,578	1,390,245	1,527,366	1,402,178

OPERATING EXPENSES	(619,717)	(568,850)	(612,080)	(591,279)

Selling	(404,668)	(320,973)	(419,252)	(344,127)
General and administrative	(164,166)	(193,468)	(152,943)	(197,047)
Results from investments accounted for under the equity method	(19,225)	(17,242)	(4,828)	909
Other, net	(31,658)	(37,167)	(35,057)	(51,014)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	907,861	821,395	915,286	810,899
Financial expenses, net	(99,401)	(145,395)	(100,863)	(144,289)

INCOME FROM OPERATIONS	808,460	676,000	814,423	666,610
Nonoperating income, net	11,024	9,486	11,073	9,503

INCOME BEFORE TAXES	819,484	685,486	825,496	676,113
Income and social contribution taxes	(281,204)	(237,380)	(287,216)	(228,007)

NET INCOME	538,280	448,106	538,280	448,106

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,279

EARNINGS PER THOUSAND SHARES - R$	1.09	0.91

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
GROSS OPERATING REVENUE	13,541,455	11,760,393	13,619,912	11,818,450

Telecommunication services/sales revenue	13,541,455	11,760,393	13,619,912	11,818,450
Revenue deductions	(3,739,074)	(3,205,305)	(3,757,827)	(3,209,824)

OPERATING REVENUE, NET	9,802,381	8,555,088	9,862,085	8,608,626
Cost of services provided and of sales	(5,480,687)	(4,930,885)	(5,512,219)	(4,950,375)

GROSS PROFIT	4,321,694	3,624,203	4,349,866	3,658,251

OPERATING EXPENSES	(1,965,752)	(1,757,149)	(1,991,224)	(1,804,743)

Selling	(1,146,577)	(892,540)	(1,205,163)	(930,411)
General and administrative	(638,490)	(675,063)	(630,472)	(681,454)
Results from investments accounted for under the equity method	(29,161)	(21,270)	(1,705)	(3,420)
Other, net	(151,524)	(168,276)	(153,884)	(189,458)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	2,355,942	1,867,054	2,358,642	1,853,508
Financial expenses, net	(589,641)	(492,499)	(592,843)	(488,888)

INCOME FROM OPERATIONS	1,766,301	1,374,555	1,765,799	1,364,620
Nonoperating income, net	28,079	30,714	28,175	30,821

INCOME BEFORE TAXES	1,794,380	1,405,269	1,793,974	1,395,441
Income and social contribution taxes	(615,162)	(477,306)	(614,756)	(467,478)
Reversal of interest on capital	295,800	—	295,800	—

NET INCOME	1,475,018	927,963	1,475,018	927,963

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,279

EARNINGS PER THOUSAND SHARES - R$	2.99	1.88

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. - Telesp, hereafter denominated the “Company” or “Telesp”, is controlled by Telefónica S.A., which, as of September 30, 2004, holds, directly and indirectly, 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

The Company’s activities are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), in accordance with the terms of the concession granted by the Federal Government.

The Company is a concessionaire of the fixed-switch telephone service (STFC) of region 3, which comprises the State of São Paulo, in sectors 31, 32 and 34 as established in the General Concession Plan (PGO).

The STFC concession agreement in effect until December 31, 2005 is extendable for an additional period of 20 years, until December 31, 2025, for a cost corresponding to annual payment of 2% of the revenue of the preceding year, net of taxes. The first installment should be paid on April 31, 2007, and the subsequent ones every 24 months thereafter.

b)	The telecommunication services subsidiaries

Assist Telefônica S.A.: a wholly-owned subsidiary incorporated as a closely-held company, mainly engaged in providing the following services: technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and all the necessary support related to the internet; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

Aliança Atlântica Holding B.V.: a company headquartered in Amsterdam, Netherlands, is a joint venture formed in 1997 by Telebrás and Portugal Telecom, where each company had a 50% interest. As a result of the spin-off of Telebrás in February 1998, its interest in Aliança Atlântica was transferred to the Company. Currently, the Company has a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Telecomunicações de São Paulo S.A. - TELESP

Companhia Aix de Participações: On June 30, 2001, the Company made a capital contribution of 32% to Companhia Aix de Participações with advances owed by Barramar S.A., which were recorded under property, plant and equipment for the direct and indirect development of activities related to the construction, conclusion and operation of underground duct networks for fiber optic cables. In November and December 2003, Companhia Aix de Participações underwent several corporate restructurings, in which the Company became the holder of 50% of its capital.

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The individual (Company) and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated interim financial statements include the balances and transactions of the wholly-owned subsidiary Assist Telefônica S.A. and the jointly-controlled subsidiaries Aliança Atlântica Holding B.V. and Companhia Aix de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96 rules.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements as of September 30, 2004 have been prepared in accordance with the principles, practices and criteria consistently applied to the financial statements for the prior year and should be analyzed together with those financial statements.

4.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Cash and banks	7,172	72,869	15,228	82,452
Temporary cash investments	355,870	571,920	363,683	591,278

Total	363,042	644,789	378,911	673,730

Temporary cash investments are comprised of highly liquid investments.

Telecomunicações de São Paulo S.A. - TELESP

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Unbilled	1,021,971	1,013,224	1,020,248	1,008,539
Billed	2,189,475	2,161,202	2,204,664	2,206,843

Gross accounts receivable	3,211,446	3,174,426	3,224,912	3,215,382
Allowance for doubtful accounts	(579,463)	(579,090)	(589,294)	(609,508)

Total	2,631,983	2,595,336	2,635,618	2,605,874

Current	2,021,215	1,916,344	2,013,780	1,917,210
Past due - 1 to 30 days	450,777	468,592	457,113	475,824
Past due - 31 to 60 days	126,247	127,422	128,635	129,504
Past due - 61 to 90 days	49,868	67,412	50,828	68,366
Past due - 91 to 120 days	31,303	33,634	31,941	34,450
Past due - more than 120 days	532,036	561,022	542,615	590,028

Total	3,211,446	3,174,426	3,224,912	3,215,382

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A. - Embratel. Amounts receivable and payable are recorded based on studies prepared by the Company and significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of September 30, 2004.

6.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Income tax withheld at source	39,642	27,989	40,213	28,456
Prepaid income tax	191,475	112,989	191,740	113,564
Prepaid social contribution tax	72,340	38,831	72,340	38,831

Deferred taxes	600,560	722,108	633,906	761,524

Tax loss carryforward credits	3,880	54,926	20,186	70,533

Social contribution tax loss credits	1,449	19,813	7,320	25,432
Tax credit from corporate restructuring	21,968	87,872	21,968	87,872
Reserve for contingencies	255,691	248,722	255,758	248,773
Post-retirement benefit plans	24,296	29,940	24,296	29,940
Income tax on other temporary differences	215,644	206,496	223,807	219,834
Social contribution tax on other temporary differences	77,632	74,339	80,571	79,140

State VAT (*)	262,922	262,879	268,338	264,537
Other	1,039	1,047	1,532	1,531

Total	1,167,978	1,165,843	1,208,069	1,208,443

Current	830,870	805,263	848,738	826,612
Long term	337,108	360,580	359,331	381,831

(*)	Refers to VAT credits on the acquisition of property, plant and equipment items; recovery occurs monthly over a 48 month period.

Telecomunicações de São Paulo S.A. - TELESP

Deferred income and social contribution tax credits

According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits.

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/02, the Company estimates the realization of the deferred tax credits as of September 30, 2004 as follows:

Year	Company	Consolidated
2004	242,432	242,432
2005	146,767	161,459
2006	115,227	127,471
2007	89,227	95,637
2008	6,907	6,907

Total	600,560	633,906

The recoverable amounts above are based on projections that are subject to changes in the future.

Tax credit from corporate restructuring

The corporate restructuring in 1999 was carried out in a manner to avoid that the amortization of the transferred goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company’s corporate and tax purposes include specific accounts related to transferred goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit for the nine – moth period ended September 30,2004 and 2003 are as follows:

	Company/Consolidated
	Sept./ 2004	Jun./2004
Effects on balance sheet:
Goodwill	66,570	266,279
Reserve	(44,602)	(178,407)

Net	21,968	87,872

Telecomunicações de São Paulo S.A. - TELESP

	Company/Consolidated
	Sept./2004	Sept./2003
Effect on income:
Goodwill amortization	(599,128)	(599,128)
Reversal of reserve	401,416	401,416
Tax credit	203,703	203,703

Effect on income	5,991	5,991

For purposes of calculation of the transferred tax credit, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. The current social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in the first nine months of 2004, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations, the net amount of R$21,968 (R$87,872 as of June 30, 2004) which, in essence, represents the transferred tax credit, was recorded in the balance sheet in current assets as deferred and recoverable taxes. Amortization of goodwill and the reversal of the reserve are included as operating income and expense in the statements of income and the corresponding tax credit is recorded together with the provision for income and social contribution taxes.

Realization of tax credit

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) assumed the commitment to reimburse the Company in case the tax benefit derived from the goodwill amortization is not fully used within the 60-month period set forth for the use of the benefit. No credit related to the refund was recorded in the Company’s assets as of September 30, 2004, since management believes that the tax benefit will be fully used in the 60-month period set forth for the goodwill amortization.

7.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Advances to employees	18,566	14,259	18,800	14,450
Advances to suppliers	37,922	41,845	38,362	42,285
Other advances	637	648	637	775
Other	8,262	6,323	12,969	7,932

Total current	65,387	63,075	70,768	65,442

Telecomunicações de São Paulo S.A. - TELESP

8.	INVENTORIES

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Consumable supplies	114,431	117,738	114,479	117,805
Resale items	135,613	143,125	147,694	155,223
Public telephone prepaid cards	7,133	6,359	7,133	6,359
Scrap	643	568	643	568
Allowance for reduction to realizable value	(157,706)	(163,238)	(168,398)	(173,930)

Total current	100,114	104,552	101,551	106,025

9.	OTHER ASSETS

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Prepaid expenses	63,052	68,125	58,452	62,892
Receivables from Barramar S.A. (*)	—	—	82,806	90,763
Receivables from affiliates - current	69,305	68,481	64,851	64,841
Repass of loans in foreign currency	4,497	5,013	4,497	5,013
Net tax incentives after allowance	411	411	411	411
Amounts linked to National Treasury	8,126	7,963	8,126	7,963
Receivables from sale of properties	167	13,465	167	13,465
Other	27,948	27,540	25,579	25,267

Total	173,506	190,998	244,889	270,615

Current	139,443	156,811	132,351	148,700
Long term	34,063	34,187	112,538	121,915

(*)	Refer to receivables from Barramar S.A., in the amount of R$131,606, recorded by Companhia Aix de Participações, net of allowance for investment losses recorded by the Company in the amount of R$48,800, to cover probable losses on realization of such receivables (see Note 11).

10.	JUDICIAL DEPOSITS

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Civil litigation	34,020	33,396	34,056	33,420
Tax litigation	220,857	213,808	221,203	214,360
Labor claims	65,596	57,870	65,688	57,930

Total long term	320,473	305,074	320,947	305,710

Telecomunicações de São Paulo S.A. - TELESP

11.	INVESTMENTS

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
In subsidiaries/affiliates carried under the equity method	233,109	252,335	25	—

Aliança Atlântica Holding B.V.	74,421	79,397	—	—
Assist Telefônica S.A.	99,067	110,054	—	—
Companhia Aix de Participações	125,865	129,153	—	—
Negative goodwill on acquisition of shares - Companhia Aix de Participações	(17,469)	(17,469)	—	—
Allowance for losses - Companhia Aix de Participações (*)	(48,800)	(48,800)	—	—
Companhia Act de Participações (**)	25	—	25	—

Investments carried at cost	93,786	93,786	163,534	168,199

Portugal Telecom	75,362	75,362	145,110	149,775
Other companies	29,149	29,149	29,149	29,149
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,249)	(29,249)	(29,249)	(29,249)

Total	326,895	346,121	163,559	168,199

(*)	In consolidation, the allowance for investment losses is offset against receivables from Barramar S.A. recorded under other assets (Note 9).
(**)	Companhia Act de Particpações did not have any material operation until September 30, 2004.

The negative goodwill on the acquisition of shares of Companhia Aix de Participações recorded by the Company was allocated to “Deferred income” in the consolidated balance sheet.

The principal financial information on the subsidiaries/affiliates, as of September 30, 2004 and June 30, 2004, is as follows:

	Sept./2004				Jun./2004
	Aliança Atlântica	Assist Telefônica	Comp. Aix	Comp. Act	Aliança Atlântica	Assist Telefônica	Comp. Aix
Paid-up capital	142,291	184,000	460,929	1	151,808	184,000	460,929
Retained earnings (deficit)	6,551	(84,933)	(209,199)	49	6,987	(73,947)	(202,623)

Shareholders’ equity	148,842	99,067	251,730	50	158,795	110,053	258,306

Shares (millions):
Number of subscribed shares	88	212,421	298,562	1,000	88	212,421	298,562
Number of common shares owned	44	212,421	149,281	500	44	212,421	149,281
Ownership	50%	100%	50%	50%	50%	100%	50%
Net income (loss)	3,722	(23,798)	(11,039)	49	2,394	(19,048)	7,307

Telecomunicações de São Paulo S.A. - TELESP

The results of the application of the equity method are as follows:

	Sept./2004	Sept./2003
Aliança Atlântica (a)	131	(4,561)
Assist Telefônica	(23,798)	(19,047)
Companhia Aix de Participações	(5,519)	2,338
Companhia Act de Participações	25	—
	(29,161)	(21,270)

(a)	The result of the application of the equity method of accounting in this subsidiary includes the exchange variation for the period and is reflected on the Shareholders Equity of the controlling company.

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates - %	Sept./2004			Jun./2004
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,565,761	(24,530,387)	13,035,374	37,303,346	(23,883,018)	13,420,328

Switching and transmission equipment	12.50	15,548,716	(11,290,335)	4,258,381	15,441,052	(10,990,155)	4,450,897
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,193,138	(7,644,342)	3,548,796	11,156,188	(7,477,656)	3,678,532
Transmission equipment - modems	20.00	504,760	(351,567)	153,193	495,912	(335,140)	160,772
Underground and marine cables, poles and towers	5.00 to 6.67	387,669	(195,513)	192,156	387,591	(191,676)	195,915
Subscriber, public and booth equipment	12.50	1,754,533	(946,636)	807,897	1,712,204	(899,946)	812,258
IT equipment	20.00	450,693	(376,522)	74,171	446,486	(366,532)	79,954
Buildings and underground cables	4.00	6,274,386	(3,124,291)	3,150,095	6,256,872	(3,069,548)	3,187,324
Vehicles	20.00	51,822	(39,341)	12,481	50,968	(41,196)	9,772
Land	—	257,230	—	257,230	257,097	—	257,097
Other	10.00 to 20.00	1,142,814	(561,840)	580,974	1,098,976	(511,169)	587,807
Construction in progress	—	348,875	—	348,875	304,307	—	304,307

Total		37,914,636	(24,530,387)	13,384,249	37,607,653	(23,883,018)	13,724,635

Average depreciation rates - %		10.47			10.47

Assets fully depreciated		11,685,342			11,389,188

Telecomunicações de São Paulo S.A. - TELESP

	Consolidated
	Annual depreciation rates - %	Sept./2004			Jun./2004
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		37,668,854	(24,553,613)	13,115,241	37,391,679	(23,902,001)	13,489,678

Switching and transmission equipment	12.50	15,548,783	(11,290,341)	4,258,442	15,441,119	(10,990,157)	4,450,962
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,196,735	(7,645,090)	3,551,645	11,158,543	(7,478,328)	3,680,215
Transmission equipment - modems	20.00	504,760	(351,567)	153,193	495,912	(335,140)	160,772
Underground and marine cables, poles and towers	5.00 to 6.67	400,701	(195,746)	204,955	387,591	(191,676)	195,915
Subscriber, public and booth equipment	12.50	1,754,539	(946,638)	807,901	1,712,210	(899,948)	812,262
IT equipment	20.00	451,942	(377,339)	74,603	447,704	(367,288)	80,416
Buildings and underground cables	4.00	6,274,437	(3,124,304)	3,150,133	6,256,922	(3,069,560)	3,187,362
Vehicles	20.00	52,075	(39,415)	12,660	51,221	(41,257)	9,964
Land	—	257,230	—	257,230	257,097		257,097
Other	10.00 to 20.00	1,227,652	(583,173)	644,479	1,183,360	(528,647)	654,713
Construction in progress	—	353,996	—	353,996	321,679	—	321,679

Total		38,022,850	(24,553,613)	13,469,237	37,713,358	(23,902,001)	13,811,357

Average depreciation rates - %		10.50			10.49

Assets fully depreciated		11,685,342			11,389,188

Reversible assets

The Concession Agreement establishes that every asset held by the Company that is essential for providing the services described in said agreement should be considered reversible and comprises the assets of the respective concession. These assets will automatically revert to ANATEL upon the concession agreement expiration. As of September 30, 2004, the net book value of reversible assets is estimated at R$10,550,810 (R$10,992,184 as of June 30, 2004), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

13.	DEFERRED CHARGES

Deferred charges as of September 30 and June 30, 2004 are comprised as follows:

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Preoperating expenses	28,824	31,614	35,520	38,545

Cost	55,788	55,788	65,240	65,240
Accumulated amortization	(26,964)	(24,174)	(29,720)	(26,695)

Transferred goodwill - Ceterp S.A.	37,308	45,319	37,308	45,319

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(150,643)	(142,632)	(150,643)	(142,632)

Goodwill on acquisition of IP network	59,863	61,677	59,863	61,677

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(12,698)	(10,884)	(12,698)	(10,884)

Other	—	—	9,089	9,418

Cost	—	—	12,059	12,059
Accumulated amortization	—	—	(2,970)	(2,641)

	125,995	138,610	141,780	154,959

Telecomunicações de São Paulo S.A. - TELESP

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, and is recognized over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges since Certerp was merged into the Company on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets and customer portfolio for the “Switched IP” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, based on expected future profitability, is amortized over 120 months.

14.	LOANS AND FINANCING

	Company/Consolidated			Balance as of Sept./2004
	Currency	Annual interest rate - %	Maturity	Current	Long term	Total

Mediocrédito	US$	1.75	2014	8,827	73,083	81,910
CIDA	CAN$	3.00	2005	1,605	—	1,605
Other loans in foreign currency			Up to 2009	1,132,504	646,675	1,779,179

Total				1,142,936	719,758	1,862,694

In September 2004 loans and financing with Comtel were repaid in the amount of R$944,230.

	Company/Consolidated			Balance as of Jun./2004
	Currency	Annual interest rate - %	Maturity	Current	Long term	Total

Mediocrédito	US$	1.75	2014	10,016	84,119	94,135
CIDA	CAN$	3.00	2005	1,329	318	1,647
Comtel	US$	10.75	2004	992,909	—	992,909
Other loans in foreign currency			Up to 2009	1,357,232	807,752	2,164,984

Total				2,361,486	892,189	3,253,675

The composition of other loans in foreign currency is as follows:

Company/Consolidated	Currency	Annual interest rate - %	Principal	Interest	Balance Sept./2004
Resolution No. 2,770	USD	1.60 to 10.55	763,544	17,174	780,718
Resolution No. 2,770	JPY	1.30 to 1.40	263,078	1,011	264,089
Debt assumption	USD	8.62 to 27.50	65,821	22,241	88,062
“Untied Loan” - JBIC	JPY	Libor + 1.25	644,755	1,555	646,310

			1,737,198	41,981	1,779,179

Telecomunicações de São Paulo S.A. - TELESP

Company/Consolidated	Currency	Annual interest rate - %	Principal	Interest	Balance Jun./2004
Resolution No. 2,770	USD	0.04 to 10.55	963,048	28,311	991,359
Resolution No. 2,770	JPY	1.30 to 1.40	180,931	448	181,379
Resolution No. 4,131	USD	Libor + 1.00 + 5 commission + income tax	62,116	7,730	69,846
Import financing	USD	9.17 + income tax	4,030	1,204	5,234
Import financing	USD	Libor + 0.25 + income tax to Libor + 1.75 + income tax	27,865	443	28,308
Debt assumption	USD	8.62 to 27.50	79,866	24,492	104,358
“Untied Loan” - JBIC	JPY	Libor + 1.25	780,055	4,445	784,500

			2,097,911	67,073	2,164,984

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

Long-term debt maturities as of September 30 , 2004

Year	Amounts
2006	268,420
2007	137,549
2008	137,549
2009 thereafter	176,240

719,758

15.	TAXES PAYABLE

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Taxes on income:
Income tax payable	235,317	117,319	235,401	117,506
Social contribution tax payable	85,586	42,736	85,619	42,806

Deferred taxes on income:
Income tax payable	21,576	22,367	21,576	22,367
Social contribution tax payable	7,766	8,051	7,766	8,051

Indirect taxes:
Value-added tax (State tax)	588,715	575,669	593,822	577,389
Taxes on revenue	63,941	56,978	66,888	59,826
Other	17,813	14,394	19,181	15,529

Total	1,020,714	837,514	1,030,253	843,474

Current	993,753	809,477	1,003,292	815,437
Long term	26,961	28,037	26,961	28,037

Telecomunicações de São Paulo S.A. - TELESP

Deferred taxes payable refer to amounts from special monetary restatement as per Law No. 8,200/91.

16.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	Sept/2004	Jun/2004	Sept/2004	Jun/2004
Wages, salaries and other compensation	16,782	16,862	17,042	17,114
Payroll charges	82,736	69,003	84,009	70,023
Accrued benefits	4,134	3,476	4,160	3,498
Employee profit sharing	41,283	40,133	41,809	40,609

Total	144,935	129,474	147,020	131,244

17.	CONSIGNMENTS FOR THIRD PARTIES

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Guarantees and deposits	6,377	11,573	6,377	11,573
Amounts charged to users	101,004	103,679	90,840	103,679
Retentions	62,696	53,632	63,121	54,223
Other consignments	2,071	1,847	2,071	1,847

Total	172,148	170,731	162,409	171,322

18.	PROFIT PARTICIPATION PAYABLE

	Company/Consolidated
	Sept./2004	Jun./2004
Interest on capital
Minority shareholders	218,339	219,878
Dividends:
Minority shareholders	219,784	221,566

Total	438,123	441,444

Telecomunicações de São Paulo S.A. - TELESP

19.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. The Company’s management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable and, on a conservative basis, in certain cases where risks are considered possible or remote, as follows:

	Nature
Consolidated	Labor	Tax	Civil	Total
Balances as of June 30, 2004	218,929	504,747	47,526	771,202

Additions	22,066	1,524	10,072	33,662
Write-offs	(14,931)	(2,028)	(14,319)	(31,278)
Monetary restatement	8,115	9,273	774	18,162

Balances as of September 30, 2004	234,179	513,516	44,053	791,748

Current	30,913	65	3,469	34,447
Long term	203,266	513,451	40,584	757,301

19.1.	Labor contingencies

The Company has various labor contingencies, with R$234,179 (consolidated) reserved to cover probable losses. The amounts involved and the respective degree of risk are as follows:

	Amount
Risk	Telesp	Assist	Total
Remote	1,630,442	3,641	1,634,083
Possible	84,731	—	84,731
Probable	234,002	177	234,179

Total	1,949,175	3,818	1,952,993

These contingencies involve various lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

19.2.	Tax contingencies

	Amount
Risk	Telesp	Assist	Total
Remote	1,098,132	—	1,098,132
Possible	947,382	11,433	958,815
Probable	513,516	—	513,516

Total	2,559,030	11,433	2,570,463

Telecomunicações de São Paulo S.A. - TELESP

The amount of R$513,516 as of September 30, 2004 includes contingencies classified by management as probable risk, as well as certain cases related to lawsuits filed by the Company, even when the risks are classified as possible (items “a”, “b”, “k” and “n”).

The principal tax contingencies for which the risks are considered remote, possible and probable by management and its legal counsel are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$605,751, referring to:

a)	Collection of Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible, amounting to approximately R$269,090. Due to a partially unfavorable decision, management classified R$94,168 of the total contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

b)	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$124,182, for which the risk is considered possible. Due to decisions made by higher courts and an unfavorable decision obtained by another Group company in a similar case, management decided to classify R$86,050 of the contingency as a probable risk, and recognized a reserve in the same amount to cover possible losses.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amounts of approximately R$44,543, for which the risk is considered possible, and which are in the lower court and in the last administrative instance, respectively.

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$167,936, for which the risk is considered possible. This process is at the second administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$668,794, referring to:

e)	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$152,761 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible risk, and to R$163,965 for the period from April 1998 to December 1999, considered as a remote risk. The first claim is in the first administrative instance and the second claim is in the second instance.

Telecomunicações de São Paulo S.A. - TELESP

f)	Assessment, on February 29, 2000, demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$258,983, considered as a remote risk. The claim is in the first administrative instance.

g)	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,173, considered as a possible risk. The claim is in the lower court.

h)	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$27,443, for which the risk is considered remote. The claim is in the second administrative instance.

i)	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$10,069, for which the risk is considered possible. The claim is in the second administrative instance.

j)	Infraction notice related to the nonreversal of ICMS credits in proportion to sales and exempt and services not taxed in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$50,400. The risk is considered possible by legal counsel. The claim is in the first administrative instance.

•	Litigation at the Federal and Municipal levels in the amount of R$332,329:

k)	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (PIS - through November 2002) tax basis, requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method, the Company considered the risk as possible and recognized a reserve of R$227,780 in case the final court decision is unfavorable to the Company.

l)	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$15,310, considered as a possible loss. The claim is in the second administrative instance.

m)	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$69,586. The claim is in the second administrative instance.

Telecomunicações de São Paulo S.A. - TELESP

n)	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Although the risk of loss is considered as possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$10,372. The claim is in the lower court.

o)	At the municipal level, the Company has contingencies related to real estate tax (IPTU) in the amount of R$805, which have all been accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

p)	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,476. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible. The claim is in the first administrative instance.

•	There are other contingencies that have also been accrued, for which the involved amount is R$24,755; the risk is considered probable by management.

19.3.	Civil contingencies

	Amount
Risk	Telesp	Assist	Total
Remote	427,668	1,553	429,221
Possible	889,393	110	889,503
Probable	44,032	21	44,053

Total	1,361,093	1,684	1,362,777

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$561,135. The risks involved are considered possible by legal counsel. The claim is in the second administrative instance.

Telecomunicações de São Paulo S.A. - TELESP

20.	OTHER LIABILITIES

	Company		Consolidated
	Sept./2004	Jun./2004	Sept./2004	Jun./2004
Accrual for post-retirement benefit plans (Note 31)	71,458	88,058	71,460	88,060
Advances from customers	47,620	49,257	47,620	49,257
Amounts to be refunded to subscribers	35,640	41,580	35,640	45,283
Other debtors	21,275	21,236	33,473	34,880

Total	175,993	200,131	188,193	217,480

Current	84,336	91,513	88,527	95,285
Long term	91,657	108,618	99,666	122,195

21.	SHAREHOLDERS’ EQUITY

a)	Capital

Capital as of September and June 30, 2004 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Book value per thousand shares outstanding - R$	26.00

Preferred shares are nonvoting but have priority in the redemption of capital and are entitled to dividends 10% higher than those attributable to common shareholders, as per article 7 of the Company’s bylaws and clause I, article 17, of Law No. 6,404/76, amended by Law No. 10,303/01.

b)	Dividends and interest on capital

On April 8, 2004, the Company published a notice for declaration of interim dividends and interest on capital for fiscal year 2004, as decided at the Board of Directors’ Meeting on April 7, 2004, subject to approval of Shareholders’ Meeting, and payment of interest on capital for fiscal year 2003 decided at the Annual Shareholders’ Meeting on March 25, 2004.

Corresponding credits were stated to the Company’s accounting records on April 7, 2004, individually for each shareholder based on shares held at the end of April 7, 2004. The payment of these dividends and interests on capital began on April 23, 2004.

Interim dividends - fiscal year 2004

The Company declared interim dividends in the amount of R$613,570 based on retained earnings of the last annual balance sheet, according to article 28 of the Company’s bylaws and articles 204 and 205 of Law No. 6,404/76.

Telecomunicações de São Paulo S.A. - TELESP

	Type of shares
	Common	Preferred (*)
Value per thousand shares - R$	1.165553	1.282108

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

Interim dividends will be included in mandatory minimum dividends for fiscal year 2004, subject to shareholders’ approval, as provided for in sole paragraph, article 28 of the Company’s bylaws.

Interest on capital - fiscal year 2004

The Company declared interest on capital in the amount of R$295,800, less withholding income tax at the rate of 15%, resulting in net interest of R$251,430, according to article 9 of Law No. 9,249/95 and CVM Resolution No. 207/96.

Value per thousand shares (R$)	Immune or exempt legal entities (gross amount)	Withholding income tax (15%)	Legal entities and individuals (net amount)
Common shares	0.561909	0.084286	0.477622
Preferred shares (*)	0.618100	0.092715	0.525385

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

According to sole paragraph, article 29 of the Company’s bylaws, interest on capital can be included in mandatory minimum dividends for fiscal 2004. Income tax-immune or exempt shareholders will receive this interest at gross amount, as per prevailing legislation, upon evidence of such condition, according to the notice to shareholders published on April 8, 2004.

Payment of interest on capital - fiscal year 2003

At the Annual Shareholders’ Meeting held on March 25, 2004, shareholders approved the payment of interest on capital for fiscal year 2003, started on April 23, 2004, to the holders of common and preferred shares based on their shares held on December 29, 2003, according to the Notice to Shareholders published on December 11, 2003. The amount approved for payment was R$1,100.000, less withholding income tax at the rate of 15%, resulting in net interest of R$935,000.

Telecomunicações de São Paulo S.A. - TELESP

Value per thousand shares (R$)	Immune or exempt legal entities (gross amount)	Withholding income tax (15%)	Legal entities and individuals (net amount)
Common shares	2.089588	0.313438	1.776150
Preferred shares (*)	2.298547	0.344782	1.953765

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

According to article 9 of Law No. 9,249/95 and item V of CVM Resolution No. 207/96, the net amount of interest on capital was computed in the amount of mandatory minimum dividends for fiscal year 2003.

22.	OPERATING REVENUE, NET

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Monthly charges	3,453,926	3,114,864	3,415,239	3,115,297
Installation	63,196	81,589	63,196	81,589
Local service	2,269,542	2,203,474	2,269,542	2,203,474

Domestic long distance (LDN)	2,313,401	1,745,941	2,313,401	1,745,941

Intraregional	1,752,866	1,291,714	1,752,866	1,291,714
Interregional	560,535	454,227	560,535	454,227

International long distance (LDI)	81,771	73,977	81,771	73,977
Network	2,989,438	2,611,930	3,008,298	2,611,930
Use of network	822,695	829,954	822,695	829,954
Public telephones	251,901	178,846	251,901	178,846
Business communication	709,925	419,366	710,122	418,469
Other	585,660	500,452	683,747	558,973

Gross operating revenue	13,541,455	11,760,393	13,619,912	11,818,450

Taxes on gross revenue	(3,621,071)	(3,139,892)	(3,639,824)	(3,144,411)

State VAT (ICMS)	(3,115,074)	(2,704,688)	(3,120,914)	(2,704,992)
PIS and COFINS (taxes on revenue)	(501,870)	(428,199)	(511,904)	(430,963)
Municipal services tax (ISS)	(4,127)	(7,005)	(7,005)	(8,441)
Other	—	—	(1)	(15)

Discounts	(118,003)	(65,413)	(118,003)	(65,413)

Net operating revenue	9,802,381	8,555,088	9,862,085	8,608,626

Notes:

LDN - National long distance.

LDI - International long distance.

Telecomunicações de São Paulo S.A. - TELESP

On June 29, 2004, through Notices No. 45,011 and No. 45,012, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for the former Ceterp’s region, which is July 3, 2004. The percentage increases approved on July 2, 2004 were applied to tariffs determined through preliminary injunctions. Average increases were as follows:

Local: 6.89%.

Long distance: 3.20%.

Network usage fee for local interconnection (TU-RL): (-10.47%).

Network usage fee for long-distance interconnection (TU-RIU): 3.20%.

After judgment of such injunction by the Supreme Court of Justice(STJ), the approved percentage increases by ANATEL were made based on the General Price Index(IGP-DI), based on tariffs effective in June 2003, without retroactivity, divided in two installments, being the first in force effective from September 1, 2004. On September 1, 2004, the average increases applied to the telecommunications services of the Company were as follows:

Local: 3.22%.

National long distance: 5.22%.

Non-residential monthly charge and trunk: 7.75%

Residential monthly charge: 3.14%

Installation: 14.14%

The second installment was applied effective from November 1, 2004. The average increases applied by the Company were as follows:

Local: 3.13%.

National long distance: 4.97%.

Non-residential monthly charge and trunk: 7.20%

Residential monthly charge: 3.05%

Installation: 12.40%

On July 6, 2003, the wireless operators implemented the Carriers Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, according to SMP rules. The Company started recognizing revenues from these services and paying, in turn, wireless operators for the use of their networks.

Telecomunicações de São Paulo S.A. - TELESP

23.	COST OF SERVICES PROVIDED

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Depreciation and amortization	(1,869,987)	(1,969,460)	(1,879,767)	(1,969,460)
Personnel	(137,737)	(188,843)	(139,598)	(189,383)
Materials	(27,503)	(33,050)	(27,764)	(33,278)
Network interconnection	(2,617,243)	(2,021,475)	(2,617,243)	(2,021,475)
Outside services	(668,174)	(576,023)	(688,329)	(593,854)
Other	(160,043)	(142,034)	(159,518)	(142,925)

Total	(5,480,687)	(4,930,885)	(5,512,219)	(4,950,375)

24.	SELLING EXPENSES

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Depreciation and amortization	(5,620)	(4,687)	(5,620)	(4,687)
Personnel	(138,601)	(106,310)	(142,097)	(108,787)
Materials	(39,892)	(33,769)	(39,990)	(33,821)
Outside services	(627,630)	(393,439)	(677,704)	(424,787)
Provision for doubtful accounts	(319,665)	(328,024)	(324,364)	(331,960)
Other	(15,169)	(26,311)	(15,388)	(26,369)

Total	(1,146,577)	(892,540)	(1,205,163)	(930,411)

The principal increases in “outside services” compared to the same period of the prior year relate to advertisement and media expenses, internet traffic, IP network and co-billing.

25.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Depreciation and amortization	(168,982)	(143,485)	(172,999)	(148,188)
Personnel	(120,795)	(153,393)	(123,265)	(153,995)
Materials	(9,648)	(10,148)	(9,708)	(10,190)
Outside services	(323,837)	(343,944)	(308,793)	(344,887)
Other	(15,228)	(24,093)	(15,707)	(24,194)

Total	(638,490)	(675,063)	(630,472)	(681,454)

Telecomunicações de São Paulo S.A. - TELESP

26.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Financial income	349,986	1,345,556	348,835	1,349,595
Income from temporary cash investments	52,497	135,481	54,254	138,910
Gains on derivative transactions	194,449	325,734	194,449	325,734
Interest	41,670	67,046	38,374	67,374
Other	2,668	13,467	3,054	13,658
Monetary/exchange variations	58,702	803,828	58,704	803,919

Financial expenses	(939,627)	(1,838,055)	(941,678)	(1,838,483)
Interest on capital	(295,800)	—	(295,800)	—
Interest on liabilities	(183,645)	(341,921)	(185,101)	(341,936)
Losses on derivative transactions	(393,604)	(1,436,102)	(393,604)	(1,436,102)
Expenses on financial transactions	(61,450)	(58,887)	(62,045)	(59,299)
Monetary/exchange variations	(5,128)	(1,145)	(5,128)	(1,146)

Total	(589,641)	(492,499)	(592,843)	(488,888)

27.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Income	280,855	259,655	280,978	259,426

Technical and administrative services	38,116	35,440	35,920	33,778
Income from supplies	10,054	20,667	10,060	20,677
Dividends	5,915	7,674	7,792	8,874
Fines on telecommunication services	73,473	67,259	73,527	67,359
Recovered expenses	53,343	19,067	53,523	19,126
Reversal of reserve for contingencies	38,838	23,036	39,035	23,100
Reversal of reserve for post-retirement benefit plan	16,676	—	16,676	—
Other	44,440	86,512	44,445	86,512

Expenses	(432,379)	(427,931)	(434,862)	(448,884)

Supplies, including write-offs and adjustments to realizable value	(11,462)	(31,878)	(11,481)	(37,489)
Goodwill amortization – CETERP	(24,032)	(24,032)	(24,032)	(24,032)
Donations and sponsorships	(10,557)	(7,018)	(10,562)	(7,031)
Taxes (except for income and social contribution taxes)	(176,623)	(149,456)	(176,390)	(149,647)
Reserve for contingencies	(83,110)	(115,254)	(83,177)	(115,280)
Commissions on voice and data communication services (*)	(67,789)	(68,210)	(67,789)	(68,210)
Addition to the reverse for post-retirement benefit plan	(5,740)	(11,946)	(5,740)	(11,946)
Other	(53,066)	(20,137)	(55,691)	(35,249)

Total	(151,524)	(168,276)	(153,884)	(189,458)

(*)	This balance refers mainly to commissions to Telefônica Empresas S.A.

Telecomunicações de São Paulo S.A. - TELESP

28.	NONOPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Income	36,551	36,493	36,653	36,661

Proceeds from sale of property, plant and equipment	11,047	8,776	11,047	8,857
Fine	3,526	2,586	3,628	2,673
Unidentified taxes collected	21,978	25,131	21,978	25,131

Expenses	(8,472)	(5,779)	(8,478)	(5,840)

Cost of property, plant and equipment disposals	(8,431)	(5,427)	(8,437)	(5,488)
Other	(41)	(352)	(41)	(352)

Total	28,079	30,714	28,175	30,821

29.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of interim financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax charge to the statutory tax rates

The table below is a reconciliation of the reported tax charge and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) for the period of nine months ended September 30, 2004 and 2003.

	Company		Consolidated
	Sept./2004	Sept./2003	Sept./2004	Sept./2003
Income before taxes	1,794,380	1,405,269	1,793,974	1,395,441

Social contribution tax
Social contribution tax expense	(161,494)	(126,474)	(161,447)	(125,590)

Permanent differences:
Equity pick-up	(2,625)	(1,914)	(153)	(308)
Difference in transferred tax credit rate (Note 6)	5,991	5,991	5,991	5,991
Nondeductible expenses, gifts, incentives and dividends received	(1,063)	(164)	(3,476)	(58)

Social contribution tax expense in the statement of income	(159,191)	(122,561)	(159,085)	(119,965)

Income tax
Income tax expense	(448,595)	(351,317)	(448,464)	(348,860)

Permanent differences:
Equity pick-up	(7,290)	(5,318)	(426)	(855)
Nondeductible expenses, gifts, incentives and dividends received	(2,684)	(600)	(9,379)	(288)
Other items-
Incentives (cultural, employee meals and transport)	2,598	2,490	2,598	2,490

Corporate income tax expense in the statement of income	(455,971)	(354,745)	(455,671)	(347,513)

Grand total (corporate income tax + social contribution tax)	(615,162)	(477,306)	(614,756)	(467,478)

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

Telecomunicações de São Paulo S.A. - TELESP

30.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The principal balances with related parties are as follows:

	Consolidated
	Sept./2004	Jun./2004
ASSETS
Current assets	310,902	285,143

Trade accounts receivable	235,442	206,802
Other:
Other recoverable amounts	10,609	13,500
Receivables from related parties	64,851	64,841

Noncurrent assets	11,173	49,223

Receivables from related parties	11,173	49,223

Total assets	322,075	334,366

LIABILITIES
Current liabilities	242,096	265,731

Accounts payable	206,958	236,958
Other:
Consignments on behalf of third parties	1,455	1,215
Payables to related parties	33,683	27,558

Long-term liabilities	21,217	60,541

Payables to related parties	17,597	56,862
Other-
Other creditors	3,620	3,679

Total liabilities	263,313	326,272

Telecomunicações de São Paulo S.A. - TELESP

	Consolidated
	Sept./2004	Sept./2003
STATEMENT OF INCOME
Revenue	283,957	150,629

Telecommunication services	253,456	89,044
Financial income	227	9,283
Other operating income	30,274	52,302

Costs and expenses	(1,903,569)	(262,319)

Cost of services provided	(1,513,735)	(52,210)
Selling	(244,820)	(88,799)
General and administrative	(81,370)	(55,654)
Financial expenses	—	(8)
Other operating expenses	(63,644)	(65,648)

•	Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., Telefônica Empresas S.A., Atento Brasil S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. and their subsidiaries, and Telesp Celular S.A. and for international long-distance services, principally from Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A. .

•	Other in current assets refers to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

•	Receivables from related parties in current and noncurrent assets are comprised of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefónica S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda., Terra Networks Brasil S.A. and other Group companies for services provided, consulting fees, salary and other expenses paid by the Company to be reimbursed by the respective companies.

•	Accounts payable include services provided primarily by Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Telefônica Empresas S.A., Telergipe Celular S.A., Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Global Telecom S.A., Celular CRT S.A., Telesp Celular S.A. and international long - distance services provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Telecomunicações de São Paulo S.A. - TELESP

•	Payables to related parties in current and long-term liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and voice and data communication services payable to Telefônica Empresas S.A.

•	Revenue from telecommunication services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

•	Other operating revenues include revenue from lease of equipment for the Switched IP and Speedy Link networks to Telefônica Empresas S.A. and network infrastructure leased to Telesp Celular S.A.

•	The balance of cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., Tele Sudeste Celular Participações S.A., CRT Celular S.A., Tele Leste Celular Participações S.A., and Tele Centro Oeste Celular Participações S.A. and their subsidiaries, services of administration of call center rendered by Atento Brasil S.A., traffic related services provided by Telesp Celular S.A. and administrative management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

•	The selling expenses balance refers mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., Internet services by Terra Networks Brasil S.A. and commissions paid to cellular telephony operators, mainly Telesp Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A. and Tele Sudeste Celular Participações S.A.

•	The general and administrative expenses balance refers to administrative management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., agency commission expenses (“management fee”) to Telefónica Internacional S.A., data circuit leases with Telefônica Empresas S.A. and system development services by Telefônica Pesquisa e Desenvolvimento Ltda. and Telefónica Empresas S.A. .

•	Other operating expenses refer to commissions on voice and data communication services provided by Telefônica Empresas S.A.

As of September 30, 2004, the Company recorded transactions mainly due to interconnection and log-distance calls, for wich commercial differences amounting to R$ 61,694 had been identified (net of taxes). Company management expects such differences be solved during the fourth quarter of 2004.

31.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Telecomunicações de São Paulo S.A. - TELESP

As from December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 61.4% of payroll of employees covered by the plan, of which 59.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for funding all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the period from January to September 2004, the Company made contributions to the PBS Telesp Plan in the amount of R$200 (R$170 in the same period in 2003) and the Visão Telesp Plan in the amount of R$14,111 (R$15,288 in the same period in 2003).

Telecomunicações de São Paulo S.A. - TELESP

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 43% of its employees. Assist’s contributions to that plan totaled R$150 (R$74 in the same period in 2003).

The Company recognized actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000. The actuarial valuation of the plans was made using the projected unit credit method, based on the plan assets as of November 30, 2003 and November 30, 2002. For multiemployer plans (PAMA and PBS-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of September 30 and June 30, 2004 is as follows:

Plan	Sept./2004	Jun./2004
PBS/Visão Telesp/CTB	46,239	36,256
PAMA	25,219	51,802

Total - Company	71,458	88,058
Visão Assist	2	2

Total consolidated	71,460	88,060

Shown below are expenses estimated for 2004 as per actuaries’ report:

Plan	Amounts
PBS/Visão Telesp/CTB:
Cost of current service	2,932
Interest cost	13,006
Expected return on plan assets	(9,855)
Employees’ contribution	(367)

Total - PBS/Visão Telesp/CTB	5,716

PAMA:
Cost of current service	77
Interest on actuarial liabilities	9,011
Expected return on plan assets	(6,243)

Total – PAMA	2,845

Total of plans	8,561

In September 2004 the Company adjusted the addition to the reserve for health care benefit plan (PAMA) provided to retired employees, as a consequence of the plan costs review, according to the actuarial report issued on September 2, 2004.

32.	INSURANCE

It is the policy of the Company and its subsidiaries to obtain insurance coverage for all high-risk assets and liabilities of significant values, based on management’s judgment, according to instructions of the Telefónica S.A. corporate program. The Company strictly complies with Brazilian legislation for contracting insurance.

Telecomunicações de São Paulo S.A. - TELESP

Type	Insurance coverage
Operating risks (loss of profits)	US$	6,743,393,000
Optional third-party liability - vehicles	R$	1,000
ANATEL guarantee insurance	R$	30,759

33.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of September 30 and June 30, 2004 are as follows:

	Consolidated
	Sept./2004		Jun./2004
	Book value	Market value	Book value	Market value
Loans and financing	(1,862,694)	(1,855,581)	(3,253,675)	(3,252,961)
Derivatives	(205,900)	(86,973)	(187,988)	(52,392)
Cash and cash equivalents	378,911	378,911	673,730	673,730
Portugal Telecom - direct and indirect interest through Aliança Atlântica	145,110	336,326	149,775	358,820

	(1,544,573)	(1,227,317)	(2,618,158)	(2,272,803)

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of June 2004 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 8.87 euros (8.87 euros in June 2004):

	Consolidated
	Sept./2004		Jun./2004
	Book value	Market value	Book value	Market value
Portugal Telecom - direct interest	75,362	252,245	75,362	269,115
Portugal Telecom - indirect interest through Aliança Atlântica	69,748	84,081	74,413	89,705

	145,110	336,326	149,775	358,820

Telecomunicações de São Paulo S.A. - TELESP

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of September 30, 2004, 100% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.5% of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of September 30, 2004, these transactions generated a net gain of R$199,155 (consolidated). The Company has recorded a liability of R$205,900 to reflect the unrealized temporary loss.

The historical value and market value of the Company’s net excess (exposure) to the exchange rate risk as of September 30, 2004 and June 30, 2004 are as follows:

	Consolidated
	Sept./2004		Jun./2004
	Book value	Market value	Historical value	Market value
Liabilities
Loans and financing	1,862,694	1,855,581	3,253,675	3,252,961
Purchase commitments	50,272	50,272	85,296	85,296
Asset position on foreign exchange swaps	1,903,487	1,912,321	3,335,638	3,346,466

Net excess (exposure)	(9,479)	6,468	(3,333)	8,209

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

Telecomunicações de São Paulo S.A. - TELESP

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of September 30, 2004, the Company had R$1,862,694 (R$3,253,675 as of June 30, 2004) of loans and financing in foreign currency, of which R$1,216,384 (R$2,371,021 as of June 30, 2004) was at fixed interest rates and R$646,310 (R$882,654 as of June 30, 2004) was at variable interest rates. To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI, in a way that the Company’s financial result is affected by the CDI. On the other hand, the Company invests its excess cash (temporary cash investments) of R$378,911 (R$673,730 as of June 30, 2004) mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of September 30, 2004, the Company had swap transactions - CDI versus fixed rate - to partially hedge against internal interest rate fluctuations. Hedged operations mature in January 2005, totaling R$639,970 (R$1,153,388 as of June 30, 2004).

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debt.

c)	Debt acceleration risk

As of September 30, 2004, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been complied by the Company in full and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of September 30, 2004, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among creditworthy financial institutions.

Telecomunicações de São Paulo S.A. - TELESP

34.	BONDS

In September 02, 2004, the Company published a relevant fact related to the establishment of a Public Offering of Obligations Program (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consists of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 per unit, totaling the amount of R$1,500,000,000.00 (one billion and five hundred million reais), in a single series. The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber). The bonds will mature in 6 years, with a provision to review the conditions in three years.

The Offer and the Program were approved by Telesp’s Extraordinary General Shareholders’ Meeting, held on September 02, 2004. The additional conditions of the Offer were deliberated in the Board of Directors’ Meeting of the Issuer, held on September 20, 2004.

On October 15, 2004, the Program was filed at the CVM, and the registration of the Offer was granted.

35.	SUBSEQUENT EVENT

On October 06, 2004, the Company published an announcement to declare interim Dividends and Interest on Capital of the current year, in accordance of the resolution taken by the Board of Directors at the Meeting held on October 05, 2004, ad referendum of the General Shareholders’ Meeting.

Corresponding credits were stated to the Company’s accounting records on October 05, 2004, individually for each shareholder, based on shares held at October 05, 2004. The payment of these dividends and interests on capital began on October 29, 2004.

a) Interim dividends - fiscal year 2004

The Company declared interim dividends in the amount of R$1,596,120 based on retained earnings of the last six-month period balance sheet ended June 30, 2004, in accordance to article 28 of the Company’s bylaws and articles 204 of Law No. 6,404/76.

Type of Shares	Common	Preferred (*)
Amount per thousand shares – R$	3.032030	3.335233

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

Telecomunicações de São Paulo S.A. - TELESP

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2004, ad referendum, of the General Shareholders’ Meeting.

b. Interest on capital - fiscal year 2004

The Company declared interest on capital in the amount of R$592,800, less withholding income tax at the rate of 15%, resulting in net interest of R$503,880, according to article 9 of Law No. 9,249/95 and CVM Resolution No. 207/96.

Amount per thousand shares (R$)	Immune or exempt legal entities (gross amount)	Withholding Income tax (15%)	Legal entities and individuals (net amount)
Common shares	1.126098	0.168914	0.957183
Preferred shares (*)	1.238707	0.185806	1.052901

(*)	10% higher than the value of each common share, according to article 7 of the Company’s bylaws.

According to sole paragraph, article 29 of the Company’s bylaws, interest on capital can be charged in mandatory minimum dividends for fiscal year 2004. Income tax-immune or exempt shareholders will receive this interest at gross amount, as per prevailing legislation, upon evidence of such condition, according to the notice to shareholders published on October 6, 2004.

* * * * * * * * * * * * * * * * *

William Cuenca Filho

Accountant

CRC - 1SP194341/O-7

* * * * * * * * * * * * * * * * *

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Management Comments on Consolidated Performance

September 30, 2004

(All amounts in millions of Brazilian reais -R$)

			Change
	Sept./04	Sept./03%		R$
Gross operating revenue	13,619.9	11,818.5	15.2	1,801.4
Net operating revenue	9,862.1	8,608.6	14.6	1,253.5
Cost of services provided	(5,512.2)	(4,950.4)	11.3	(561.8)
Financial expenses, net	(592.8)	(488.9)	21.3	(103.9)
Operating expenses, net	(1,991.3)	(1,804.7)	10.3	(186.6)
Income from operations	1,765.8	1,364.6	29.4	401.2
Net income	1,475.0	928.0	58.9	547.0

1.	Net operating revenue for the nine-month period ended 2004 was R$9,862.1, as compared to R$8.608,6 in the same period of the preceding year, an increase of R$1,253.5 or 14.6%, due to the tariff adjustment based on the IPC-A since June 2003 and readjustment in July 2004 based on IGP-DI, together with the growth of the Speedy Service, as well as the long-distance services.

2.	Cost of services provided increased R$561.8 or 11.3%, mainly due to the increase in network interconnection expenses after the implementation of the Personal Mobile Service (PMS), increase in costs for telecommunication equipment maintenance provided by third parties and increase in expenses on sale of modems, partially offset by results of voluntary termination programs and reduction in the amounts of depreciation for obsolescence and assets already fully depreciated.

3.	Net financial expenses were R$592.8 for the period, an increase of R$103.9, compared to the same period of 2003, mainly due to interest on capital, which was partially offset by the decrease in interest expenses due to the reduction in the Company’s average indebtedness. The Company also has hedge contracts with financial institutions to reduce the foreign exchange risk arising from the possibility of incurring losses due to exchange rate fluctuations.

Net financial expenses YTD - R$	Sept./04	Sept./03	Change
			%	R$
Results of financial operations	55.7	149.9	(62.8)	(94.2)
Results of hedge operations	(199.2)	(1.110.4)	(82.1)	911.2
CPMF (tax on bank transactions)	(60.4)	(56.7)	6.5	(3.7)
Interest – assets	38.4	67.4	(43.0)	(29.0)
Interest – liabilities	(185.1)	(341.9)	(45.9)	156.8
Monetary/Exchange variations	53.6	802.8	(93.3)	(749.2)
Interest on capital	(295.8)	—	—	(295.8)

Net financial expenses	(592.8)	(488.9)	21.3	(103.9)

4.	Income from operations increased 29.4%, when compared to the same period of last year. A significant portion of this result is due to the revenue increase and the strict expense control.

5.	Operating data (*)

Principal operating data:

	Unit	Sept./04	Sept./03	Change -%
Installed lines and lines in installation	Lines	14,304,712	14,308,084	(0.1)
Lines in service	Lines	12,359,157	12,353,353	(0.1)
Local traffic:
Local call pulses	Thousand pulses	25,389,551	26,805,474	(5.3)
Local call pulses billed	Thousand pulses	17,937,479	18,925,985	(5.2)
Public telephones	Sets	331,174	331,129	0.1

(*)	Not reviewed by independent auditors.

6.	Expansion and investment projects

The Company submitted for appreciation of the Board of Directors the capital budget for 2004, in the amount of R$1,410,859 - consolidated, which was subsequently submitted to and approved by the General Shareholders’ Meeting held on March 25, 2004. The source of the funds will be operations.

Until September 30, 2004, the Company had invested a consolidated amount of R$785,185, and its commitments for new investments through September 30, 2004, are as follows:

Year of expenditure	Total commitments	Total budgeted
2004	883,088	951,852

6.1	Sales of telephone lines (*)

In the end of September 2004, the Company had a total of 12,359,157 lines in service, of which 75% were residential, 12% nonresidential and 8% business, with the remainder representing internal used and test lines and public telephones.

6.2	Public telephones (*)

The Company maintains a public telephone system of 331,174 units to meet the needs of the population of the State of São Paulo, and to meet the requirements established by the regulatory agency.

(*)	Not reviewed by independent auditors.

7.	ANATEL

7.1	Targets

The quality and universalization targets for fixed-line service (STFC) are available at ANATEL’s website: www.anatel.gov.br.

7.2	National and international long-distance operating authority

ANATEL recognized that the Company had met the universalization targets by more than two years in advance, which permitted the Company to receive the licenses to explore STFC for national and international long-distance calls throughout Brazil, thus expanding its frontiers. Subsequently ANATEL announced the authorization for the Company to provide STFC throughout Brazil, for national long-distance calls in Regions I, II and Sector 33 of Region III and international long-distance calls in all three regions. An injunction was granted to Embratel suspending the national long-distance calls originated in its concession area to Regions I (Telemar) and II (Brasil Telecom); however, this injunction was reversed by ANATEL, allowing the Company to provide services throughout Brazil.

In May 2003 the Company began offering local-call services in an additional six states, in addition to São Paulo, its original concession area. Later, the Company’s operations were expanded to cover the cities of Duque de Caxias, Nova Iguaçu and São Gonçalo (in the State of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

Operations in these cities mark the start of the progressive achievement of the targets established by ANATEL at the time the concession was granted for providing local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets based on which the Company has become the first concessionaire to offer local telephony services outside its original area of operation.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code - CSC on national (VC2 and VC3) and international long-distance calls, under PMS rules. The Company began to recognize revenues from these services, and pay wireless operators for the use of their networks on these calls.

8.	iTelefônica

The Company, through its subsidiary Assist Telefônica S.A., started to provide internet access services in the State of São Paulo (the list with the cities is available on the web site “itelefonica.com.br”).

After several tests conducted in cities in the State of São Paulo since September 29, 2002, on July 13, 2003, Telefônica officially launched the provider iTelefonica in the entire State.

9.	Economy and Super-economy Lines

As of July 14, 2004, Telesp announced to its customers and users in general the launch of a promotion through alternative plans for local service - the Economy Line and the Super- -economy Line - and for National Long-distance Service from fixed terminals in its concession area - the Economy Line Card. With the Economy Line, the customer pays a subscription of R$22.30 and can make fixed-to-fixed local calls charged to a monthly account. To make long-distance calls or to call cellular phones, a prepaid card with calling credits must be purchased.

With the Super-economy Line, the customer pays a subscription of R$11.15 and the telephone only receives calls. To make any calls, a prepaid card is required. Some of these prices are promotional and are valid for new customers until November 30, or until an inventory of 300,000 available lines is exhausted.

10.	Additional information

For further details of the Company’s performance, please refer to the Press Release on the site www.telefonica.com.br.

******************

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: December 20, 2004.	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director